UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TRONOX INCORPORATED

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

897051 10 8

(CUSIP Number)

November 23, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 897051 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kerr-McGee Worldwide Corporation 81-0577993

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 22,889,431 shares (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 22,889,431 shares (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,889,431 shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 56.7% (1)

12.	Type of Reporting Person (See Instructions) CO

(1) See response to Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kerr-McGee Corporation 73-1612389

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 22,889,431 shares (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 22,889,431 shares (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,889,431 shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 56.7% (1)

12.	Type of Reporting Person (See Instructions) CO

(1) See response to Item 4 below.

Item 1.
	(a)	Name of Issuer Tronox Incorporated
	(b)	Address of Issuer’s Principal Executive Offices 123 Robert S. Kerr Avenue Oklahoma City, Oklahoma 73102

Item 2.
(a)

Name of Person Filing
Kerr-McGee Worldwide Corporation

Kerr-McGee Corporation

Kerr-McGee Worldwide Corporation is a wholly-owned subsidiary of Kerr-McGee Corporation.

Kerr-McGee Worldwide Corporation and Kerr-McGee Corporation are referred to herein collectively as the “Reporting Persons.”

An agreement among the Reporting Persons that this statement be filed on behalf of each of them is attached hereto as Exhibit 1

	(b)	Address of Principal Business Office or, if none, Residence 123 Robert S. Kerr Avenue Oklahoma City, Oklahoma 73102
	(c)	Citizenship Delaware
	(d)	Title of Class of Securities Class A common stock, par value $0.01 per share
	(e)	CUSIP Number 897051 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

As of November 23, 2005, Kerr-McGee Worldwide Corporation was the direct owner of all 22,889,431 outstanding shares of the Issuer’s Class B common stock, par value $0.01 per share. Kerr-McGee Corporation, indirectly through its subsidiary, Kerr-McGee Worldwide Corporation, may be deemed to have beneficial ownership of these shares. As of November 23, 2005, each share of the Issuer’s Class B common stock was convertible at any time into one share of Class A common stock, subject to certain limited exceptions provided in the Issuer’s amended and restated certificate of incorporation.  The Class A common stock and Class B common stock vote as a single class on all matters on which stockholders are entitled to vote, except as otherwise provided in the Issuer’s amended and restated certificate of incorporation or as required by law. Each share of Class A common stock entitles its holder to one vote and each share of Class B common stock entitles its holder to six votes.  Accordingly, as of November 23, 2005, each Reporting Person beneficially owned 22,889,431 shares of Class A common stock, representing approximately 56.7% of the outstanding shares of the Issuer’s Class A common stock and approximately 88.7% of the total voting power of the Issuer’s Class A common stock, determined in accordance with Rule 13d-3 under the Securities Exchange Act (based on (i) 17,480,000 shares of Class A common stock offered by the Issuer on its Registration Statement on Form S-1 (Reg. No. 333-125574), plus (ii) 22,889,431 shares of Class A common stock issuable upon conversion of the shares of Class B common stock beneficially owned by the Reporting Persons)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2006
Kerr-McGee Worldwide Corporation

By:	/s/ John F. Reichenberger
	Name:	John F. Reichenberger
	Title:	Vice President and Assistant
Secretary

Kerr-McGee Corporation

By:	/s/ John F. Reichenberger
	Name:	John F. Reichenberger
	Title:	Vice President, Deputy General
Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description

1	Agreement of Joint Filing